

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 11, 2006

J. Eric Schaal
Corporate Secretary and Associate General Counsel
USG Corporation
125 South Franklin Street
Chicago, IL 60606-4678

> **Re: USG Corporation**
> **Amendment Number One to Registration Statement on Form S-1**
> **Filed April 14, 2006**
> **File No. 333-132203**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 14, 2006**
> **File No. 1-08864**

Dear Mr. Schaal:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to comment 17 of our letter dated March 29, 2006. Please allow a reasonable time for our review of the legal opinion prior to requesting acceleration.

2. Please disclose the information regarding the rights that were issued to Berkshire Hathaway set forth in the second paragraph of your response to comment 4.

Questions and Answers, page 1
What are the U.S. federal income tax consequences…, page 5

3. Please state that this information is counsel's opinion and identify counsel here and on pages 13 and 31.

Prospectus Summary, page 7

4. We note that you have entered into a proposed first amendment joint plan with the Bankruptcy Court on April 5, 2006. Tell us what terms were changed as a result of this amendment, including any changes to the trust or payments to be made to the trust.

Certain U.S. Federal Income Tax Consequences, page 55

5. Please delete the term "certain" in your subheading and first sentence, in your table of contents, and on pages 5 and 13. Revise to refer to material U.S. federal income tax consequences.

6. Please delete the term "general" in the first sentence of the first paragraph, as it may suggest that cannot rely on the disclosure in this section.

7. Please make it clear which statements represent counsel's opinion and identify counsel.

Exhibit 8.1 – Tax Opinion

8. Please revise in the second paragraph to clarify that counsel relied on factual representations made by USG.

9. It appears that counsel is using a short form tax opinion. If so, please have counsel revise to adopt the discussion in the prospectus as its opinion. It is not sufficient for counsel to merely opine that the statements regarding tax

consequences are correct. Counsel must opine that the statements regarding tax consequences are counsel's opinion.

10. We note the statement in the last sentence of the fifth paragraph. Please delete this statement or ensure that the opinion is dated as of the date the registration statement is declared effective.

Form 10-K for the year ended December 31, 2005

Voluntary Reorganization under Chapter 11, page 3

11. We note your response to prior comment 20 of our letter dated March 29, 2006 and have the following comments:
   • Please revise your disclosures in future filings, including your amended Form S-1, to clarify that, assuming the FAIR Act does not pass by the Trigger Date, there are no circumstances where, in future periods, you would be required to pay additional amounts to the trust (for example, if the $3.95 billion does not sufficiently cover legal fees, administrative costs, and settlement costs) or the trust would be required to return any surplus amounts to you.
   • As previously requested, please supplementally reconcile your obligation of $3.95 billion if the FAIR Act does not pass by the Trigger Date with your obligation of $900 million if the FAIR Act passes by the Trigger Date. The reasons your obligation varies by over $3 billion, depending on whether the FAIR Act passes, remains unclear.

Note 18. Litigation, page 70

12. We note your response to prior comment 25 in our letter dated March 29, 2006, which provides the facts you considered in determining that the silica matters will not have a material impact on your financial statements. Revise your disclosure to include this information as it will allow readers to reconcile between your inability to estimate an accrual for any costs of resolution and your belief that this matter will not be material to your financial statements. In this regard, at a minimum, please disclose the following:
   • As of the Petition Date, only two of the ten silica personal injury lawsuits had been resolved, one without payment and one with a de minimis payment.
   • The additional 17 silica personal injury complaints were served after the bar date. Of these 17, the remaining three involve about 95 plaintiffs, none of whom have sought to lift the automatic stay to pursue their lawsuits.
   • Additional details regarding the nature of the significant defenses referred to in your disclosure.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Melissa Rocha at (202) 551-3854, or in her absence, to Nilima Shah at (202) 551-3255. Direct questions on other disclosure to Lesli Sheppard at (202) 551-3708. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Timothy J. Melton, Esq. (*via facsimile* (312) 782-8585)
        Jones Day
        77 West Wacker
        Chicago, IL 60601-1692